EXHIBIT 99.6
ACE MARKETING & PROMOTIONS, INC.
457 ROCKAWAY AVENUE
VALLEY STREAM, NY 11581
(516) 256-7766

ACE REPORTS RESULTS OF OPERATIONS FOR THE SECOND QUARTER OF 2010

VALLEY STREAM, NY - (Business Wire) – August 16, 2010

Ace Marketing & Promotions, Inc. (OTC BB: AMKT) announced today the results for its second quarter ended June 30, 2010.

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Revenue (A)	$1,077,512	$841,247	$1,673,894	$1,296,279
Cost of Revenues (B)	817,419	500,349	1,178,636	831,217
Gross Profit (C)	260,093	340,898	495,258	465,062
Selling, General and Administrative Expenses (D)	827,038	499,189	1,449,771	1,090,135
(Loss) from Operations (E)	(566,945)	(158,291)	(954,513)	(625,073)

(A) Revenues increased due to the increased efforts of the company’s sales force and improvement in the overall economy.

(B) Increase in cost of revenues is related to an increase in purchases due to the rise in sales.

(C) Gross profit was $260,093 in the second quarter of 2010 or 24.1% of net revenues compared to $340,898 of revenues or 40.5% of net revenues in the second quarter of 2009. Gross Proft was $495,258 in the first six months of 2010 or 29.5% of net revenues compared to $465,062 in the same six months of 2009 or 35.8% of revenues.  Gross profits will vary period to period depending upon a number of factors including the mix of items sold, pricing of the items and the volume of product sold.  Also, it is our practice to pass freight costs on to our customers.  Reimbursement of freight costs which are included in revenues have lower profit margins than sales of our promotional products and has the effect of reducing our overall gross profit margin on sales of products, particularly on smaller orders.  The lower gross profit percentage in the second quarter of 2010 is due to revenues from a mixture of proximity marketing, website development and direct relationship marketing.

(D) Operating expenses for the three and six months ended June 30, 2010 increased by approximately $328,000 and $360,000, respectively, as compared to the comparable period of the prior year.  Operating expenses for the three and six months ended June 30, 2010 include an increase in stock based payments (non – cash) of $409,862 and $426,234, respectively, as compared to the comparable periods of the prior year.

(E)  Net loss for the three months ended June 30, 2010 increased by approximately $409,000 over the comparable period of the prior year due to approximately a  $410,000 increase in stock based payments ( non – cash ).  Net loss from operations for the six months ended June 30, 2010 increased by approximately $329,000 due to an increase in stock based payments ( non – cash ) of $426,000.

About Ace Marketing & Promotions Inc (OTC BB: AMKT)

Ace Marketing & Promotions Inc., based in New York, is a full-service promotional marketing company offering a wide array of business solutions which include; Branding and Branded Merchandise, Mobile Marketing Solutions, Website Development, ACE CMS Platform, Print Solutions and Fulfillment. Ace Marketing & Promotions Inc. is a leader in Proximity Marketing(SM) with proprietary Bluetooth and Wi-Fi integrated technology that establishes the benchmark for how multimedia messages are being delivered. Established in 1998, the Company has built a successful, scalable business platform. Proximity Marketing(SM), Rockzimity, and Rockzimity Marketing are service marks of Ace Marketing & Promotions Inc. 2009. Ace's Corporate Overview is available at http://www.acemarketing.net on the "About Us" tab. Ace has recently added several new revenue stream models. The long-term strategic plan is for Ace to find new opportunities while leveraging its core competencies. For a demo of Ace's Proximity Marketing you can visit http://www.acemarketingdemo.com or http://www.proximitymarketingus.com. For additional information, a copy of Ace's Form 10-K and other exchange act filings can be obtained on the Internet by going to www.acemarketing.net, clicking on links and then clicking on SEC Filings.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995.

Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performances or achievements express or implied by such forward-looking statements. The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and the company's ability to attract and retain key personnel.

Media Contact:

Ace Marketing & Promotions, Inc.
Legend Securities, Inc.
Thomas Wagner
800-385-5790 x152
718-233-2600 x152
twagner@legendsecuritiesinc.com